Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

November 1, 2007

Nikko Cordial Corporation

On November 1, 2007, an outline in question and answer format was uploaded to Nikko Cordial Corporation's intranet. The following is an English translation of that question and answer format.

Q&A for Internal Purposes

[Share Exchange Agreement-related issues]

Q1:	What is the schedule of the main events related to the share exchange?
A1:	The current schedule relating to the share exchange is as follows:
• Execution of the share exchange agreement	Wednesday, October 31, 2007
• Extraordinary general meeting of shareholders to approve the share exchange agreement	Wednesday, December 19, 2007
• First date to submit Nikko Cordial Corporation (“NCC”) share certificates	Friday, December 21, 2007
• Calculation period for the share exchange ratio	(U.S. Eastern Standard Time) From Tuesday, January 15, 2008 through Thursday, January 17, 2008
• NCC to be delisted	In late January 2008
• Effective date of share exchange	Tuesday, January 29, 2008
• Deadline for submission of NCC share certificates	Same as above
• Delivery date for the allotted Citigroup Inc. (“Citigroup”) shares
(Through “foreign securities trading accounts”)	Wednesday, January 30, 2008
(Through registering in Citigroup’s shareholder list)	In March 2008
• Payment of the equivalent amount for fractional shares	In March 2008 or later
Note: Unless specifically noted otherwise, the dates above are all in Japan Standard Time.

Q2:	What will happen to the shares of NCC after the share exchange takes place?
A2:

As of the effective date of the share exchange (scheduled for January 29, 2008), all outstanding shares of NCC, will be acquired by Citigroup Japan Holdings Ltd. (“CJH”), and CJH will become the sole shareholder of NCC. NCC shareholders will receive the number of Citigroup common shares determined in accordance with the Share Exchange Agreement with an expected value at the time the exchange ratio is determined of 1,700 yen per NCC share.

Q3:	Will shares of NCC be delisted?
A3:

NCC shares will be delisted from the Tokyo Stock Exchange, the Osaka Stock Exchange, and the Nagoya Stock Exchange pursuant to the respective rules of those exchanges. The specific delisting dates have not yet been determined, but once delisted, NCC shares will not be able to be traded on the foregoing stock exchanges.

Q4:	When, from whom, and how will the announcement be made about the delisting of NCC shares?
A4:	The date of delisting will be announced by NCC based on a notice issued by each stock exchange.

Q5:	How will share certificates of Citigroup be allotted in exchange for NCC shares?
A5:

The procedures differ depending on whether or not you have deposited your NCC share certificates with the Japan Securities Depository Center Inc. (“JASDEC”) and whether or not you already have opened a “foreign securities trading account” at your securities company.

(1)	Shareholders who have deposited their NCC share certificates in JASDEC
1.	If you have opened a “foreign securities trading account” at your securities company:

Since shares of Citigroup will be listed on the Tokyo Stock Exchange as foreign securities, the number of Citigroup shares determined in accordance with the share exchange agreement will be allotted through “foreign securities trading accounts” at your securities company on the day following (scheduled) the effective date of the share exchange. Also, you may choose to receive your allotted shares through an overseas custodian of your choice. In the event you select this option, you must make a request to this effect to your securities company. You will then be able to receive shares of Citigroup on the effective date of the share exchange (scheduled for January 29, 2008) through the overseas custodian of your choice.

2.	If you have not opened a “foreign securities trading account” at your securities company:

The number of Citigroup shares that will be allotted in accordance with the share exchange agreement is expected to be recorded in Citigroup’s shareholders registry following a calculation process where the shareholder’s positions are aggregated and the total number of shares held is determined (“nayose”) (scheduled to be completed in March 2008). If you choose to receive your allotted shares through an overseas custodian of your choice, you must make a request to this effect to your securities company. You will then be able to receive shares of Citigroup on the effective date of the share exchange (scheduled for January 29, 2008) through the overseas custodian of your choice.

If you have opened a “foreign securities trading account” at your securities company, you will receive shares of Citigroup through your “foreign securities trading account” on the day immediately following (scheduled) the effective date of the share exchange. On that day, you will be able to trade those shares on the Tokyo Stock Exchange via JASDEC in minimum trading units consisting of 50 shares.

(2)	Shareholders who have not deposited their NCC share certificates with JASDEC

The number of Citigroup shares that will be allotted in accordance with the share exchange agreement, is expected to be recorded in Citigroup’s shareholders registry following a calculation process where the shareholder’s positions are aggregated and the total number of shares held is determined (“nayose”) (scheduled to be completed in March 2008).

Also, shareholders who have opened “foreign securities trading accounts” after depositing their NCC share certificates in JASDEC, will receive Citigroup shares through their “foreign securities trading accounts” on the day immediately following the effective date of the share exchange. On that day, you will be able to trade those shares on the Tokyo Stock Exchange via JASDEC in minimum trading units consisting of 50 shares.

Q6:	When is the calculation period for the share exchange ratio?
A6:

The calculation period for the share exchange ratio is from January 15, 2008 (inclusive) through January 17, 2008 (inclusive) U.S. Eastern Standard Time. The share exchange ratio will be calculated by dividing an agreed value of 1,700 yen per share by the average of the volume-weighted average prices per common share of Citigroup measured on each business day from January 15 to 17, 2008 converted into yen at a certain exchange rate.

Q7:	Isn’t the calculation period for the share exchange ratio too short given that it only lasts for three days (from January 15, 2008 through January 17, 2008)?

A7:

The board of directors received advice from its legal and financial advisors and, based on the advice provided by the financial advisors, the board of directors determined that the calculation period for the share exchange ratio was appropriate.

Q8:	What is the volume-weighted average price per share?
A8:	The volume-weighted average price per share is the average of the market price traded during a predetermined time period that is weighted based on the trading volume for the respective price.

Q9:

If the average share price of Citigroup common shares determined based on the period from January 15, 2007 through January 17, 2007 turns out to be below US $37.00, the NCC shareholders might suffer losses. What do you think about this?

A9:

If the average share price exceeds US $58.00, the shareholders will benefit. For this reason, we think that this scheme ensures fairness. If the average price is below US$26.00, we may terminate the share exchange agreement.

Q10:

According to the press release published on October 2, 2007, NCC may terminate the Share Exchange Agreement if the average share price drops below $26.00. Do you intend to terminate the Share Exchange Agreement if this happens?

A10:	We have not decided at this time.

Q11:	Will the NCC shares automatically be exchanged for Citigroup shares regardless of which securities company holds the deposited NCC shares?
A11:

The NCC shares will be exchanged for Citigroup shares automatically if (i) the NCC shareholder’s securities company is capable of opening “foreign securities trading accounts”, and of depositing NCC shares with JASDEC, and (ii) the NCC shareholder opens a “foreign securities trading account” at such a securities company. If NCC shareholders hold NCC shares by other means, it is possible that other procedures would be required in connection with the share exchange.

[Administrative Procedures-related issues]

Q12:	If I hold NCC share certificates, are there any procedures I need to follow?
A12:	Yes, your share certificates must be submitted because the NCC share certificates will become void without exception as of the effective date of the share exchange (scheduled for January 29, 2008). Shareholders who have deposited their NCC share certificates with JASDEC via securities companies are not required to submit their share certificates because JASDEC will do so on their behalf. For further details, please follow the instructions in the materials we will send separately at a later time.

If the share certificates you hold have been transferred to you from another shareholder or have been withdrawn from JASDEC, and have not been registered in your name on the NCC shareholder register, we recommend that you register these shares in your name by completing a “Change of Registered Owner Form” and submitting it to our transfer agent before the effective date of the share exchange (scheduled for January 29, 2008). After the effective date of the share exchange, only NCC shareholders whose names are registered on NCC's shareholder register will be automatically registered on Citigroup's shareholder register. If you have not registered your NCC share certificates in your name prior to the effective date, you may be required to comply with potentially inconvenient and time-consuming procedures in order to register as holders of Citigroup shares. We therefore recommend that shareholders holding share certificates not currently registered in their own name to register these shares as soon as possible.

Q13:	What if shareholders do not want to exchange their shares for Citigroup shares?
A13:	NCC shares can be sold on the market before NCC shares are delisted. For shares of NCC that constitute less than a trading unit, shareholders may request NCC to purchase such shares.

Q14:

Are shareholders who become registered holders of NCC shares after the record date established for the extraordinary general meeting of shareholders (“the Record Date”) entitled to exercise opposition rights of dissenting shareholders?

A14:

Shares registered after the Record Date may not be eligible for opposition rights by dissenting shareholders under the Company Act, and resolution of this issue would ultimately be a decision for the courts to make.

Q15:	If I exercise my opposition right, when will the purchase price be determined? When can my shares be exchanged for cash?
A15:	We cannot provide a general answer to this, as the timing and the value will vary on a case-by-case basis.

Q16:	You mentioned that the eligibility for opposition rights by dissenting shareholders of shares registered after the Record Date is ultimately for the court to decide. When will this court decision be made and in what way?

A16:

Shares registered after the Record Date may not be eligible for opposition rights by dissenting shareholders under the Company Act, and resolution of this issue would ultimately be decision for the courts to make.

We are not in a position to comment on any court decision.

Q17:	Until what date can I sell NCC shares on the market?
A17:	Please note that NCC shares will not be traded on the exchanges as of the date of delisting. The delisting date will be determined by each of the exchanges at a later time.

Q18:	I am currently borrowing money from a bank using NCC shares as collateral. Will this cause any problems for me in the share exchange?
A18:	Please discuss this with your bank and securities company.

Q19:	Will share certificates of Citigroup be delivered to shareholders upon the allotment?
A19:

Shareholders who have “foreign securities trading accounts” or who request through their securities company to use overseas custodians, will have their allotted shares recorded in their respective accounts. Other shareholders will be recorded in Citigroup’s shareholder register. Certificates of shares of Citigroup are not expected to be sent to shareholders. For those who wish to receive Citigroup shares certificates following the allotment of their shares, more details on the specific procedures involved will be forwarded to you when determined.

Q20:	Do NCC shareholders need to open “foreign securities trading accounts”?
A20:

If an NCC shareholder opens a “foreign securities trading account,” it is expected that the shareholder would receive the Citigroup shares the day after the effective date of the share exchange. Such NCC shareholders henceforth would receive the dividends paid by Citigroup on those shares in Japanese yen. We recommend that shareholders who do not have a “foreign securities trading account” open such account in advance.

The Citigroup share to be allotted to NCC shareholders is scheduled to be listed on the Tokyo Stock Exchange as foreign securities on November 5. Therefore, shareholders may receive the Citigroup shares through their “foreign securities trading accounts” at their securities company. However, if shareholders have not opened “foreign securities trading accounts” at their securities company, shareholders will not be able to receive Citigroup shares through their securities company.

This means that if (i) a shareholder has already opened a foreign securities account, and (ii) the shareholder deposits the NCC shares with JASDEC in advance, then the shareholder will receive the Citigroup shares relatively quickly, and will be able to trade those shares on the Tokyo Stock Exchange. Accordingly, if a shareholder wishes to trade Citigroup share via JASDEC at an early date, the shareholder needs to open a “foreign securities trading account” in advance. However, if a shareholder does not open a “foreign securities trading account,” it is possible that this may cause great inconvenience to the shareholder, such as prolonged completion of the procedure to allot shares and upon various additional procedures, sale of shares or receipt of dividends.

Please contact your securities company for information on opening a “foreign securities trading account”.

Q21:	Does a shareholder need to pay a separate account management fee for a “foreign securities trading account” in addition to the one for domestic shares?

A21:    Shareholders should contact the securities company with which they currently hold accounts because it depends on the securities company. Starting from November 2007, Nikko Cordial Securities (“NCS”) will not charge an account management fee for “foreign securities trading accounts” for the Citigroup shares, including the Citigroup shares listed on overseas exchanges.

Q22:	Do I have to pay taxes when my NCC shares are exchanged for Citigroup shares?
A22:

Domestic investors are not likely to have to pay taxes upon the allotment of Citigroup shares in the share exchange, except with respect to the portion received in cash in lieu of fractional shares. However, please consult with your tax advisor because it depends on the individual situation of each shareholder.

Q23:	When can I sell Citigroup shares allotted to my “foreign securities trading account” at a securities company?
A23:

On the day following the effective date of the share exchange (scheduled on January 29, 2008), the Citigroup shares will be registered in a “foreign securities trading account” at your securities company, and it is expected that you will be able to sell your Citigroup shares on the Tokyo Stock Exchange on the same day, in minimum trading units of 50 shares. Share lots that are less than a single trading unit will be treated differently among security companies, depending on whether or not share lots that are less than a single trading unit can be sold. Please contact your securities company about this.

Q24:	When can I sell the Citigroup shares allotted to me upon my registration in Citigroup’s shareholder register?
A24:

In order to sell the shares allotted to you upon your registration in Citigroup’s shareholder register, generally you must open a “foreign securities trading account” at a securities company, and transfer the shares to your account. You will be able to sell or transfer these shares through your securities company. Please note that you will not be able to actually sell these shares until after a substantial period following your registration in Citigroup’s shareholder register (scheduled to be completed in March 2008). Details will be provided to you when they have been determined. As previously described in Question 23, if you have already opened a “foreign securities trading account”, you will be able to sell your shares on the Tokyo Stock Exchange the day immediately following the effective date of the share exchange, in minimum trading units consisting of 50 shares. It is therefore recommended that you make a request to open a “foreign securities trading account” as soon as possible if you are considering selling the shares at an early date.

Q25:	What is the fee for selling Citigroup shares?
A25:	Because it depends on the securities firm, please check with your securities firm.

Q26:	Is Japanese tax law applicable to the sale of Citigroup shares?
A26:	The tax treatment will be different depending on the situation of each shareholder. Please consult with your tax advisor.

Q27:	What if shares allotted by Citigroup include fractional shares?
A27.

For fractional shares resulting from the share exchange, the equivalent amount of cash will be paid in yen to the respective shareholders, adjusted according to the number of fractional shares held by each shareholder . The payment is scheduled to occur after March 2008.

Q28:	Can I use the Citigroup shares to be provided by the share exchange as collateral for margin trading?
A28:	It depends on the securities company. Please check with your securities company.

At NCS, foreign shares listed on domestic exchanges qualify as marketable securities that can be used in place of consignment guarantee money for margin trades, when-issued trades, and futures and options transactions. The market value of such securities is the respective closing price on the domestic exchanges. As with the domestic securities, assessment rates of collateral differ depending upon the exchanges. (For Citigroup shares, it is 80%.)

Q29:	Will the dividend to be paid after the share exchange by Citigroup be denominated in U.S. dollars?
A29:

Citigroup is a U.S. company and pays its dividends in U.S. dollars. The dividends are expected to be paid in yen to shareholders who establish “foreign securities trading accounts.” Under this procedure, those dividends will be distributed by JASDEC through Citigroup’s appointed domestic bank, converted into yen.

On the other hand, shareholders who will be recorded in Citigroup’s list of shareholders will receive dividends by U.S. dollar check as a general rule. This may cause substantial inconvenience including fees incurred in cashing these checks. We are now considering measures, such as establishing domestic contact points, to lessen the inconvenience. However, it is recommended that shareholders open a “foreign securities trading account” since shareholders with “foreign securities trading accounts” will be able to receive dividends in yen.

Q30:	Will the documents from Citigroup after the share exchange be in English?
A30:	We understand that Citigroup is currently examining how to handle these documents for the shareholders in Japan.

Due to the listing of Citigroup shares on the Tokyo Stock Exchange, we understand that we will be able to provide broader access to Citigroup’s information in Japanese for Citigroup shareholders, including NCC shareholders.

Q31:	Can I deposit my shares into a specific account (“tokutei-kouza ”)?
A31:

We are currently discussing whether the shares can be deposited into specific accounts (“tokutei-kouza”) with the relevant institutions, and we will notify you separately as soon as the detailed procedures have been decided.

Q32:	Will the acquisition price of NCC shares be applied when I sell my Citigroup shares?
A32:	The tax treatment will differ depending on the individual situation of each shareholder. Please consult your tax advisor.

Q33:	What will happen to the NCC shares purchased via Ruito (kabushiki-ruiseki-toushi )?
A33:	This is currently under review by NCS. Because it may be different depending on the securities firm, please contact your securities company.

Q34:	Will Mini-kabu and the Kinkabu (trading that specifies the trading price and the number of shares) transactions available for Citigroup shares?
A34:	Kinkabu is an original NCS product, and we have not determined its future treatment. At NCS, Mini-kabu and Kinkabu presently do not handle foreign shares.

Q35:	Are there any securities companies who act as transfer agents?
A35:	No specific company will act as a transfer agent in the same manner as a tender offer agent.

[Citigroup -related Issues]

Q36:	Can I continue to receive special benefits for shareholders, such as the “Knowledge on Taxes” booklet, once I am a Citigroup shareholder?
A36:	The “Knowledge on Taxes” booklet, etc. are part of the special benefits plan for NCC shareholders. Accordingly, they will not be given to the Citigroup shareholders.

Q37:	What do I have to do to attend the general shareholders’ meeting of Citigroup?
A37:	We understand that Citigroup is currently examining how to handle questions from retail investors.

Please contact Citigroup’s Investor Relations Department in the United States.

Q38:	Can I receive financial and management information on Citigroup via NCS? How can I obtain information in Japanese?
A38:

Due to the listing of Citigroup shares on the Tokyo Stock Exchange, we understand that we will be able to provide broader access to Citigroup’s information in Japanese for Citigroup shareholders, including NCC shareholders.

Q39:	Even when Citigroup lists its shares on the Tokyo Stock Exchange, is it possible that transactions may not be executed because of lack of trading volume in the market?
A39:	It is not possible to comment on the trading volume of the Citigroup shares.

Q40:	Does Citigroup have any plan to maintain the liquidity of its shares?
A40:	It is not possible to comment on the liquidity of the Citigroup shares.

Q41:	In order to make my decision regarding whether to become a Citigroup shareholder, I want to hear Citigroup’s shareholder policy and IR activities.
A41:	We understand that Citigroup is currently examining how to handle questions from retail investors and others.

# # #

This material is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding the share exchange transaction with Citigroup Japan Holdings Ltd. and its 100% parent company, Citigroup Inc., announced on October 2, 2007. In connection with that share exchange, Citigroup Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus that is included in the registration statement because it contains important information. Shareholders are able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 1 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220, USA.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.